Exhibit 99.1

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING ROTTERDAM 14 MAY 2014

MAKING SUSTAINABLE LIVING COMMONPLACE

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

To our shareholders and holders	1 April 2014
of depositary receipts

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday 14 May 2014 in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam. The NV AGM will start at 9.30am.

Unilever has successfully held both its AGMs on the same day for the last two years. On 14 May 2014 it is again our intention that half our Board members will attend the NV AGM in Rotterdam in the morning in person, and the other half the Unilever PLC Annual General Meeting (the ‘PLC AGM’) in the afternoon in person. Those members of each Board not physically present at each meeting will attend via a satellite link. Paul Polman, the Chief Executive Officer, and I are again planning to be present in person at both meetings.

At the NV AGM, Paul Polman will update you on the progress of the business in 2013 before we conduct certain formal business of the meeting.

As has been our policy for many years, all our Directors, with the exception of Charles Golden, are offering themselves for re-appointment. Charles will not be offering himself for re-appointment and will leave the Board at the end of the PLC AGM. I would like to thank Charles for his contribution to Unilever as a Non-Executive Director.

Our Directors are all distinguished in their respective fields and further information on their re-appointments can be found on page 4 of this Notice. At last year’s AGM, you elected Laura Cha, Mary Ma and John Rishton to join your Board. Between them they have further strengthened the financial expertise, fast-moving consumer goods’ experience and independence of your Board, as well as broadening its diversity.

During 2013, we continued our work on Board succession. With one Non-Executive Director now retiring at the AGMs this year and having identified Feike Sijbesma, we are delighted that he has agreed to join your Board. He will further strengthen the financial expertise, foods, nutrition and sustainability experience of your Board. He will be proposed for appointment as a Non-Executive Director at the NV AGM and the PLC AGM and, if appointed, his appointment will take effect from 1 November 2014. His biography is included on page 5 of this Notice.

In accordance with new legislation in the Netherlands, this year shareholders will be invited to consider the implementation of the Remuneration Policy as included in the Directors’ Remuneration Report. Shareholders will also be asked at the NV AGM to vote separately on our Remuneration Policy. Our current Remuneration Policy is set out on pages 62 to 72 of the Annual Report. We set out how the policy was implemented in 2013 and how we plan to implement it in 2014 on pages 60 and 61 and 73 to 83 of the Annual Report.

During 2013 Unilever decided to change its auditors in order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere. A number of firms were approached to tender for the audit in July 2013 and the Audit Committee reviewed each of the audit firms’ proposals and recommended to the Boards that KPMG be proposed for appointment. As a result of the tender, PricewaterhouseCoopers’ appointment will expire at the completion of the NV AGM and PLC AGM, following which KPMG will become Unilever’s statutory auditor, subject to approval by shareholders at the NV AGM and PLC AGM.

The rest of the formal business, which covers standard matters such as the adoption of the Company’s Annual Accounts and the authority to issue shares and repurchase of shares, will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

Your Board believes that all the proposals to be put to you at the NV AGM are in the best interests of Unilever N.V. and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever N.V.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topics relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2013 year-end documents are available on our website at www.unilever.com/investorrelations.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 7 May 2014. Please refer to the information provided on page 6 of the Notice. All your votes are important to us, so I would urge you to cast your vote.

The voting results of the NV AGM will be announced as soon as possible via a press release and on the company website www.unilever.com/agm.

You have the right to attend the NV AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Wednesday 16 April 2014.

I look forward to seeing as many of you as possible on 14 May 2014.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2014	2

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2014

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 14 May 2014 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam.

AGENDA

CONSIDERATION OF REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2013

1.	Consideration of the Annual Report and Accounts for the 2013 financial year submitted by the Board of Directors, including the Corporate Governance section.

REMUNERATION POLICY

2.	Consideration of the implementation of the Remuneration Policy*.

3.	To approve the Remuneration Policy (resolution)**.

ADOPTION OF THE ANNUAL ACCOUNTS

4.	Adoption of the Annual Accounts and appropriation of the profit for the 2013 financial year (resolution)***.

5.	Discharge of Executive Directors (resolution).

6.	Discharge of Non-Executive Directors (resolution).

RE-APPOINTMENT OF EXECUTIVE DIRECTORS

To re-appoint as Executive Directors:

7.	Mr P G J M Polman (resolution).
8.	Mr R J-M S Huët (resolution).

RE-APPOINTMENT OF NON-EXECUTIVE DIRECTORS

To re-appoint as Non-Executive Directors:

9.	Mrs L M Cha (resolution).
10.	Professor L O Fresco (resolution).
11.	Ms A M Fudge (resolution).
12.	Dr B E Grote (resolution).
13.	Ms M Ma (resolution).
14.	Ms H Nyasulu (resolution).
15.	The Rt Hon Sir Malcolm Rifkind MP (resolution).
16.	Mr J Rishton (resolution).
17.	Mr K J Storm (resolution).
18.	Mr M Treschow (resolution).
19.	Mr P S Walsh (resolution).

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

To appoint as Non-Executive Director with his appointment to take effect from 1 November 2014:

20.	Mr F Sijbesma (resolution).

CORPORATE MATTERS

21.	Appointment of the Auditor charged with the auditing of the Annual Accounts for the 2014 financial year (resolution).

22.	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares (resolution).

23.	Authorisation of the Board of Directors to purchase shares and depositary receipts thereof in the share capital of the Company (resolution).

24.	Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital (resolution).

MISCELLANEOUS

25.	Close of Meeting.

*	The implementation of the Remuneration Policy can be found on pages 60 and 61 and 73 to 83 of the Unilever Annual Report and Accounts 2013.

**	The Remuneration Policy can be found on pages 62 to 72 of the Unilever Annual Report and Accounts 2013.

***	The Annual Accounts of Unilever N.V. for the 2013 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the audited information in the Directors’ Remuneration Report as set out in the Unilever Annual Report and Accounts 2013 on pages 60 to 83 and the financial statements set out on pages 90 to 135 and pages 137 to 141. The Unilever Annual Report and Accounts 2013 includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code.

Resolutions 7 through 20, if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 14 May 2014 in London, United Kingdom or any adjournment thereof is approved.

All documents for the AGM, including the Unilever Annual Report and Accounts 2013, are available at www.unilever.com/investorrelations.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail corporate.broking@nl.abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2014

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2014

AGENDA ITEM 1

Consideration of the Annual Report and Accounts for the 2013 financial year submitted by the Board of Directors, including the Corporate Governance section.

AGENDA ITEM 2

CONSIDERATION OF THE IMPLEMENTATION OF THE REMUNERATION POLICY AS SET OUT IN THE DIRECTORS’ REMUNERATION REPORT

In accordance with newly adopted legislation in the Netherlands aimed at improving the transparency regarding the implementation of the Remuneration Policy, shareholders are invited to consider the implementation of Unilever’s Remuneration Policy as set out on pages 60 and 61 and 73 to 83 of the Unilever Annual Report and Accounts 2013.

AGENDA ITEM 3 – RESOLUTION

APPROVAL OF THE REMUNERATION POLICY

Agenda item 3 is a new resolution to approve the Remuneration Policy set out on pages 62 to 72 of the Unilever Annual Report and Accounts 2013.

Unilever’s Remuneration Policy was most recently put to shareholders for approval in 2001. Since then various changes to the policy have been proposed, which have been approved by shareholders.

In light of Unilever’s aim of creating a transparent Remuneration Policy, it is now proposed to table a full draft of a Remuneration Policy for approval. Shareholders are therefore given the opportunity to approve the Remuneration Policy as set out on pages 62 to 72 of the Unilever Annual Report and Accounts 2013.

AGENDA ITEM 4 – RESOLUTION

ADOPTION OF THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2013 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2013 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2013 financial year of €1,682 million be appropriated for addition to the balance sheet item ‘Profit retained’ as set out on page 140 of the Unilever Annual Report and Accounts 2013.

During 2013 €4 million was paid as dividend on the preference shares and €1,638 million was paid as dividend on the ordinary shares.

AGENDA ITEM 5 – RESOLUTION

DISCHARGE OF EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2013 financial year be discharged for the fulfilment of their task in the 2013 financial year.

AGENDA ITEM 6 – RESOLUTION

DISCHARGE OF NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2013 financial year be discharged for the fulfilment of their task in the 2013 financial year.

AGENDA ITEMS 7 TO 20 – RESOLUTIONS

(RE-)APPOINTMENT OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Unilever N.V.’s Articles of Association require the annual retirement and re-appointment of its Executive and Non-Executive Directors. Each proposed candidate for re-appointment is also being proposed for re-appointment to the Board of Unilever PLC.

The resolution to re-appoint a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever PLC AGM on 14 May 2014 (or at any adjournment thereof).

Biographical details concerning each of the proposed candidates for re-appointment can be found on page 40 of the Unilever Annual Report and Accounts 2013, page 5 of this Notice and also on Unilever’s website at www.unilever.com/investorrelations.

AGENDA ITEMS 7 AND 8 – RESOLUTIONS

RE-APPOINTMENT OF EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint Paul Polman and Jean-Marc Huët as Executive Directors.

AGENDA ITEMS 9 TO 19 – RESOLUTIONS

RE-APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint all the existing Non-Executive Directors, with the exception of Mr C E Golden.

The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

Unilever Chairman’s Letter and Notice of Meeting 2014	4

EXPLANATORY NOTES TO THE NOTICE OF

ANNUAL GENERAL MEETING 2014 CONTINUED

AGENDA ITEM 20 – RESOLUTION

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendation made by the Nominating and Corporate Governance Committee, to appoint Feike Sijbesma as a Non-Executive Director with his appointment to take effect from 1 November 2014. Biographical details are set out below. This biography is also available on Unilever’s website at www.unilever.com/agm.

Feike Sijbesma

Nationality: Dutch. Born: 1959

Feike Sijbesma has been a member of the Managing Board of Royal DSM N.V. (a global Life Sciences and Materials Sciences company) since July 2000 and CEO and Chairman since May 2007. Mr Sijbesma studied Medical Biology at the University of Utrecht and Business Administration at Erasmus University in Rotterdam. In 1987, he joined the Industrial Pharmaceuticals division of Gist-Brocades, where he was responsible for strategic planning and business development and from 1990 to 1993, he was the division’s Marketing and Sales Director. Thereafter he was given leadership of Savoury Ingredients, which later became a business unit of Gist-Brocades’ Food Specialties Division. In 1995, Mr Sijbesma became a director of that Division and joined Gist-Brocades’ Executive Committee. Following the acquisition by Royal DSM N.V. in 1998 Mr Sijbesma became Director of the business group DSM Food Specialties. In 2000, he joined DSM’s Managing Board of Directors and on 1 May 2007 he became Chairman and CEO of the Managing Board of Royal DSM N.V. Mr Sijbesma is also a member of the Supervisory Board of the Dutch Central Bank (De Nederlandsche Bank).

AGENDA ITEM 21 – RESOLUTION

APPOINTMENT OF THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2014 FINANCIAL YEAR

In order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere, following a tender at the end of 2013, we are proposing at the NV AGM and the PLC AGM that KPMG be appointed as Unilever’s auditor for the financial year 2014 replacing PricewaterhouseCoopers. It is proposed, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2014 financial year.

AGENDA ITEM 22 – RESOLUTION

DESIGNATION OF THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

It is proposed to designate the Board of Directors as the company body, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers, acquisitions or strategic alliances. The authority is intended to give the Board of Directors flexibility in financing the Company in the most efficient manner and flexibility in the context of mergers, acquisitions or strategic alliances. The Board of Directors has no current intention to use this authority or to use this authority for anti takeover measures.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015, the last date by which the Company must hold an Annual General Meeting in 2015 (whichever is earlier).

AGENDA ITEM 23 – RESOLUTION

AUTHORISATION OF THE BOARD OF DIRECTORS TO PURCHASE SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out share buy-back programmes. The Board of Directors will only buy back shares under the programme when it considers that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally. The Board of Directors has no current intention of exercising this authority.

It is proposed to authorise the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2013 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one eurocent) and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015, the last date by which the Company must hold an Annual General Meeting in 2015 (whichever is earlier).

AGENDA ITEM 24 – RESOLUTION

CAPITAL REDUCTION WITH RESPECT TO SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolve to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2013. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015, the last date by which the Company must hold an Annual General Meeting in 2015 (whichever is earlier).

5	Unilever Chairman’s Letter and Notice of Meeting 2014

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2014

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 14 May 2014 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Wednesday 16 April 2014, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS HELD THEREOF VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Wednesday 7 May 2014 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Wednesday 7 May 2014 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Netherlands N.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Wednesday 7 May 2014 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

A detailed route description can be found on our website, www.unilever.com/agm and is available upon request by sending an e-mail to CSECNV@unilever.com.

Unilever Chairman’s Letter and Notice of Meeting 2014	6

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